CERTIFICATE OF AMENDMENT
                       TO THE CERTIFICATE OF INCORPORATION
                                       OF
                          GK INTELLIGENT SYSTEMS, INC.

     GK Intelligent Systems, Inc. ("Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

     FIRST: That a written consent signed by the Board of Directors and majority stockholders of GK Intelligent Systems, Inc. adopted proposed amendments to the Certificate of Incorporation of said corporation, as follows:

     (1) Effectuating a one for ten split of the Corporation's issued common shares, with the result that the Corporation then had twenty five million (25,000,000) shares of penny par value common stock authorized, of which five million eight hundred sixty six thousand five hundred thirty three (5,866,533) shares are issued: and


     (2) Then increasing the number of common shares the Corporation is authorized to issue to two hundred seventy five million (275,000,000) shares and reducing the par value of said shares to $.001.

     The result of the foregoing amendments is that Article V is hereby amended to now provide in its entirely.

                                    ARTICLE V

     The total number of shares of stock, which the Corporation shall have authority to issue is two hundred seventy five million (275,000,000) shares of common stock, par value $.001 per share ("Common Stock"), and ten million (10,000,00) shares of preferred stock per value $.001 per share ("Preferred Stock").


     Shares of Preferred Stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation ("Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, and shall be states in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

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     Subject to all of the rights of the Preferred Stock or any series thereof described in appropriate certificates of designation, the holders of the Common Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, out of funds legally available thereof, the dividends payable in cash, Common stock, or otherwise.


     No stockholder of the Corporation shall have the right of cumulative voting at any election of Directors of the Corporation."


     SECOND: That thereafter, pursuant to a consent executed and approved by its Board of Directors and the majority shareholders in accordance with Sections 141
(f) and 228 of the General Corporation Law of the State of Delaware, the necessary of shares as required by the statue were voted in favor of the amendment.

     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.



                                        GK INTELLIGENT SYSTEMS, INC.

                                        /S/ Gary F. Kimmons
                                        ---------------------------------------
                                        By: Gary F. Kimmons
                                        Its: Chief Executive Officer


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